SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 7
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                      METROMEDIA INTERNATIONAL GROUP, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    591689104
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                                 (CUSIP Number)

                        FURSA ALTERNATIVE STRATEGIES LLC
                           444 Merrick Road, 1st Floor
                               Lynbrook, NY 11563
                                  646-205-6200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 6, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 591689104
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Fursa Alternative Strategies LLC
                  I.R.S. No.: 13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[ ]
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         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  OO
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  7,907,610
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  7,907,610
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  7,907,610
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)                [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.7%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA, OO
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



INTRODUCTION:

Fursa Alternative Strategies LLC (the "Reporting Person") is filing this Amendment No. 7 to Schedule 13D relating to Metromedia International Group, Inc. (the "Issuer") to disclose a letter sent to the Issuer's Board of Directors by the Reporting Person, attached hereto as Exhibit 99.1. This letter, among other things, responds to the concerns set forth by the Issuer's Board of Directors with respect to the offer by the Reporting Person to acquire the outstanding Common Stock of the Issuer at a price of $2.05 per share, which represents a premium of 14% over the offer presented under the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 17, 2007 by and among the Issuer, CaucusCom Mergerco Corp. and CauscusCom Ventures L.P., and otherwise on the same terms and conditions as those set forth in the Merger Agreement. The Reporting Person continues to request that the Issuer grants to it and its advisors and financiers immediate access to all information reasonably requested by them in order to assist them in performing due diligence.

ITEM 4. PURPOSE OF TRANSACTION

The discussion under the heading Introduction above is incorporated herein by reference. Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to their investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of August 6, 2007, on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, the Reporting Person beneficially owns 7,907,610 shares of the Issuer's Common Stock (the "Shares"), representing approximately 7.7% of the outstanding Common Stock (based on 103,254,947 shares of common stock outstanding, as reported by the Issuer in its Annual Report on Schedule 14F-1 filed with the Commission on August 1, 2007).

         (c) There have been no changes in the Reporting Person's interests in the Issuer since the date of the Reporting Person's Amendment No. 6 to
         Schedule 13D, filed with the Commission on August 1, 2007.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         99.1  Letter from the Reporting Person to the Issuer's Board of
               Directors.

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



         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 2007

Fursa Alternative Strategies LLC,
a Delaware Limited Liability Company

         By: /s/ William F. Harley III
         --------------------------------
         Name:    William F. Harley III
         Title:   Chief Investment Officer


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